Exhibit (h)(2)(v)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification Of Undertaking To Reimburse

Certain Fund Expenses

NOTIFICATION made January 1, 2012 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”), on behalf of its series, GMO Benchmark-Free Allocation Fund (the “Fund”).

WITNESSETH:

WHEREAS, the Advisor has organized the Fund to serve primarily as an investment vehicle for certain large institutional accounts; and

WHEREAS, the Advisor believes it would benefit from a high sales volume of shares of the Fund in that such a volume would maximize the Advisor’s fee as investment adviser to the Fund; and

WHEREAS, the Advisor has agreed to reimburse the Fund for certain Fund expenses so as to reduce or eliminate certain costs otherwise borne by shareholders of the Fund and to enhance the returns generated by shareholders of the Fund.

NOW, THEREFORE, the Advisor hereby notifies the Trust that the Advisor shall, as set forth below, reimburse a portion of the expenses of the Fund through the date designated by the Advisor in this Notification (the “Reimbursement Date”) (and any subsequent periods as may be designated by the Advisor by notice to the Trust).

The Advisor will be obligated to reimburse the Fund if the Fund’s total annual operating expenses (excluding fees and expenses identified below (the “Excluded Fund Fees and Expenses”)) exceed 0.00% of the Fund’s average daily net assets.

As used in this Notification, Excluded Fund Fees and Expenses are: management fees, shareholder service fees, expenses indirectly incurred by investment in other Funds of the Trust, fees and expenses of the independent trustees of the Trust and their independent counsel, fees and expenses for legal services the Advisor for the Trust has not undertaken to pay, compensation and expenses of Trust officers and agents who are not affiliated with the Advisor, brokerage commissions, securities lending fees and expenses, interest expense, transfer taxes, and other investment-related costs (including expenses associated with investments in any company that is an investment company (including an exchange-traded fund) or would be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exceptions to the definition of investment company provided in Sections 3(c)(1) and 3(c)(7) of the 1940 Act), hedging transaction fees, and extraordinary, non-recurring and certain other unusual expenses (including taxes).

In addition, the Advisor shall reimburse the Fund for the amount of fees and expenses incurred indirectly by the Fund through its direct or indirect investment in other GMO Funds, excluding those Funds’ management fees and shareholder service fees to the extent they have already been waived/reimbursed pursuant to the fee waiver/reduction provisions set forth in the Fund’s management contract or shareholder service agreement and also excluding those Funds’ Excluded Fund Fees and Expenses as defined in those Funds’ Notifications of Undertaking to Reimburse Certain Fund Expenses, if any, subject to a maximum total reimbursement to the Fund of such fees and expenses, together with the Fund’s management fee waiver/reduction under the Fund’s management contract, equal to 0.65% of the Fund’s average daily net assets. For sake of clarity, all fees and expenses of GMO Emerging Country Debt Fund (with respect to which the Advisor has not undertaken to reimburse any expenses) shall be deemed Excluded Fund Fees and Expenses for purposes of this Notification.

The Reimbursement Date for the Fund is December 31, 2012 and may be extended by the Manager at its discretion.

In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the Fund’s or its class’ net asset value.

Please be advised that all previous notifications by the Advisor with respect to fee waivers and/or expense limitations regarding the Fund shall hereafter be null and void and of no further force and effect.

IN WITNESS WHEREOF, the Advisor has executed this Notification of Undertaking to Reimburse Certain Fund Expenses on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
Name: J.B. Kittredge
Title: General Counsel
Reviewed by: Jason Harrison